

January 29, 2015

Via E-mail
Mary Ellen Schloth
Chief Executive Officer
HotApp International, Inc.
80 Mount Laurel Rd
Fairfield, CT 06824

Re: **HotApp International, Inc. (formerly Fragmented Industry Exchange Inc.)**
        Form 8-K and Form 8-K/A, respectively
        Filed October 21, 2014 and December 31, 2014, respectively
        File No. 333-194748

Dear Ms. Schloth:

We have reviewed your response letter filed on January 12, 2015 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed on December 31, 2014

Notes to Pro Forma Condensed Consolidated Financial Information

Note 3 – Unaudited Pro Forma Adjustments and Fair Value

1.   We note that based on an independent valuation, a supplemental valuation and due diligence investigations, the agreed upon purchase price between you and Singapore eDevelopment Limited (SED) was for $700 million. For the independent and supplemental valuation, please describe the valuation technique and tell us the significant inputs utilized for each technique. We note the value of the software is primarily derived from Users of the Software, please clarify within your response what assumption about the number of users has been utilized in both valuation techniques. In addition, please highlight and describe any differences between the independent and supplemental valuation.

2.   We note that for pro forma purposes, the Company has preliminarily estimated the fair value of the purchase price to be $78,244 based upon the consideration that SED purchased HotApps International Pte. Ltd. for on August 27, 2014. Please clarify your basis in GAAP for using such an estimate for pro-forma purposes instead of the agreed upon purchase price.

3.   We note that you intend to revalue your fair value estimate during each reporting period based upon the number of new Users acquired and therefore the fair value estimates for the purchase consideration allocation may change as additional information becomes available. Please clarify your basis in GAAP for such accounting. Specifically please explain how changes in new users represent a measurement period adjustment that would allow you to adjust the purchase consideration allocation.   Reference is made to paragraphs 805-30-35-1 of the Financial Accounting Standards Codification.

       You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Wilson Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters.

                             Sincerely,

                             /s/ Wilson K. Lee

                             Wilson K. Lee
                             Senior Staff Accountant